FILE NO. 1-3431
REGULATION BW
RULE 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to its

Short-Term Notes

Filed pursuant to Rule 3 of Regulation BW

Dated: March 14, 2014

The following information regarding the Short-Term Notes (the “Notes”) of International Bank for Reconstruction and Development (the “Bank”) is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Offering Circular, attached as Exhibit A (the “Offering Circular”).

Item 1.	Description of Obligations

-	See Offering Circular.

-	Short-Term Notes, to be offered on a continuous basis and with maturities of 360 days or less.

-	Federal Reserve Bank of New York, 33 Liberty Street, New York, is the Fiscal Agent.

Item 2.	Distribution of Obligations

-	See Offering Circular, cover page.

-	The Notes will be offered on a continuous basis with pricing, distribution and commission arrangements as set out in the Selling Group Agreements. The Selling Group Agreements between the Bank and each of Barclays Capital Inc.; FTN Financial Capital Markets; Goldman, Sachs & Co.; Jefferies & Company, Inc.; and UBS Securities LLC, are each dated March 23, 2010. The Selling Group Agreements between the Bank and each of CastleOak Securities, L.P.; J.P. Morgan Securities LLC; and Mizuho Securities USA Inc., are each dated March 17, 2014 (each, the “Selling Group Agreements”).

Item 3.	Distribution Spread

-	See Offering Circular, cover page.

-	The Bank will pay the dealers a concession equal to an amount determined by multiplying the face amount or principal amount (as the case may be) of the Short-Term Note by 0.03% multiplied by the actual number of days the Short-Term Note will be outstanding (including the date of issue but excluding the maturity date) divided by 360 days. See Section 8 on page 4 of the Selling Group Agreements.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

-	See Item 3.

Item 5.	Other Expenses of Distribution

-	As the Notes will be offered on a continuous basis, precise expense amounts are not known. The fiscal agency fees charged to the Bank for services rendered by the Fiscal Agent with respect to all of the Bank’s domestic borrowings are currently about $120,000 on an annualized basis. While the precise amount of such fiscal agency fees attributable to the Short-Term Notes is not determinable, the Bank estimates that approximately 10 percent of such fees should be so attributed.

Item 6.	Application of Proceeds

-	See Offering Circular, page 3.

Item 7.	Exhibit

-	Exhibit A: Offering Circular dated March 17, 2014.

-	See also the Bank’s Information Statement dated September 18, 2013, filed as Exhibit A to the Bank’s Report dated September 18, 2013 with respect to one or more proposed issues of debt securities of the Bank.

Offering Circular

International Bank for Reconstruction

and Development

DISCOUNT NOTES

The World Bank, officially known as the International Bank for Reconstruction and Development (the Bank), intends to offer on a continuous basis notes (Discount Notes) with maturities of 360 days or less at a discount and, in certain circumstances, on an interest-bearing basis. The Discount Notes are offered through a group of dealers consisting (on the date hereof) of Barclays Capital Inc.; CastleOak Securities, L.P.; FTN Financial Capital Markets; Goldman, Sachs & Co.; Jefferies & Company, Inc.; J.P. Morgan Securities LLC; Mizuho Securities USA Inc.; and UBS Securities LLC (the Dealers). Dealers may be added or removed from time to time at the discretion of the Bank. The Bank may also offer and sell Discount Notes directly to investors on its own behalf. The Discount Notes may be offered in the United States and Eurodollar markets. The Dealers will not accept any customer’s order for Discount Notes to be issued by the Bank for less than $50,000 aggregate face amount per maturity date. Discount Notes are available in denominations of $1,000 and integral multiples thereof. The maturities of Discount Notes offered by the Bank and the discount rate for various maturities will be established from time to time by the Bank. Information as to the maturities available and such discount rates (as well as the corresponding interest rates for Discount Notes to be sold on an interest-bearing basis) may be obtained from the Dealers.

Each of the Dealers has undertaken to the Bank to use its best efforts to maintain a secondary market for the Discount Notes.

The Federal Reserve Bank of New York acts as Fiscal Agent of the Bank with respect to Discount Notes pursuant to a Fiscal Agency Agreement. On original issuance, all Discount Notes will be issued only in book-entry form through the office of the Fiscal Agent in New York. Discount Notes will be held by Holding Institutions designated by the Dealers including JPMorgan Chase Bank, N.A. and Citibank, N.A. as depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, respectively. After original issuance, Discount Notes will continue to be held by such Holding Institutions unless a purchaser arranges for the transfer of its Discount Notes to another Holding Institution. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

March 17, 2014

The Discount Notes are not obligations of any government.

The validity and the terms and conditions of the Discount Notes will be governed by the law of the State of New York.

Book-entry System

The Federal Reserve Bank of New York will take delivery of and hold Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. Transfers of Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

The aggregate holdings of Discount Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Discount Notes. Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Bank, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Discount Notes. The Federal Reserve Banks will not record pledges of Discount Notes.

The Bank will not impose fees in respect of Discount Notes. However, owners of Discount Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Discount Notes are held.

United States Membership in the Bank

The United States became a shareholder of the Bank pursuant to an Act of Congress (Bretton Woods Agreements Act, 22 U.S.C. §§ 286 et seq.). The United States is the Bank’s largest shareholder, having 16.05% of its shares and 15.19% of the total voting power at June 30, 2013. The United States is represented on the Bank’s Board of Governors by the Secretary of the Treasury. The United States also selects one of the Bank’s 25 Executive Directors, who is appointed by the President of the United States with the advice and consent of the Senate. The Bank is an instrumentality of its member governments including the United States Government.

Eligibility for Investment

The Discount Notes may be accepted as security for all fiduciary, trust, and public funds, the investment or deposit of which are under the authority and control of the United States or any officers thereof (31 C.F.R. § 202.6(b)). The Discount Notes are also acceptable as collateral for Treasury tax and loan accounts, subject to applicable margin adjustments (31 C.F.R. § 203.21(d)).

National banks and state member banks of the Federal Reserve System may, under Federal law, deal in the Discount Notes without limitation and may hold Discount Notes for their own account subject to a limit of 10% of their unimpaired capital and surplus (12 U.S.C. § 24 (Seventh)). Surplus and reserve funds of Federal Home Loan Banks may be invested in the Discount Notes if obligations of the Bank are eligible investments for fiduciary and trust funds under the laws of the state where the Federal Home Loan Bank is located (12 U.S.C. §§ 1431(h) and 1436(a)).

Approval of the United States Government

As required by its Articles of Agreement (Articles), the Bank has obtained the approval of the United States Government for the raising of funds in or outside the United States through the issuance of the Discount Notes.

Status Under Securities Acts

Under the provisions of Section 15(a) of the Bretton Woods Agreements Act, as amended, the Discount Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act of 1933, as amended, and Section 3(a)(12) of the Securities Exchange Act of 1934, as amended.

Validity of the Discount Notes

The validity of the Discount Notes have been passed upon by the Chief Counsel, Finance of the Bank and by Sullivan & Cromwell LLP, counsel for the Dealers, who, with respect to certain matters, have relied upon the opinion of the counsel of the Bank. The opinions of counsel of the Bank and of Sullivan & Cromwell LLP are conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Bank in connection with the issuance and sale of any particular Discount Note and other matters which cannot be ascertained on the date of their opinions.

Use of Proceeds

The net proceeds to the Bank from the sale of Discount Notes will be used in the general operations of the Bank.

Tax Matters

The following is a summary of the provisions of the Articles affecting the taxation of Discount Notes and of certain anticipated United States Federal income, withholding and estate tax consequences resulting from the ownership of Discount Notes. This is a limited summary based upon certain generally applicable United States Federal income, withholding and estate tax laws as now in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply. It is not intended as tax advice to any person, and all persons considering the purchase of Discount Notes should consult their own tax counsel or other expert.

Discount Notes and the interest and original issue discount (OID) thereon generally will be subject to taxation, including United States Federal income and estate taxation. Under the Internal Revenue Code of 1986, as amended (the Code), all stated interest on a Discount Note is treated as OID, and a United States citizen or resident alien individual, as well as a United States domestic corporation, trust or estate (collectively, United States Persons), will be taxable on such OID in the manner described below. Accrual-basis taxpayers, generally will be required to include OID in income ratably over the period in which a Discount Note is held, under methods provided in the Code. Cash-basis taxpayers generally will not be required to accrue OID unless they elect to do so or fall into certain special classes (including, but not limited to, regulated investment companies, common trust funds, and certain pass-through entities). It is likely, however, that cash basis taxpayers will be required to include any stated interest on the Discount Notes in income as they receive it. In addition, any gain recognized by a cash basis taxpayer on the sale or redemption of Discount Notes will be treated as ordinary income to the extent of accrued OID attributable to the period during which the selling taxpayer held such Discount Notes, as determined under methods provided in the Code, which such taxpayer has not previously included in income. Furthermore, cash basis taxpayers will be required to defer interest deductions in respect of borrowings allocable to the Discount Notes to the extent of the accrued OID on their Discount Notes that they have not included in income.

A United States person who is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income (including OID) and net gains from the disposition of Discount Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Persons considering the purchase of the Discount Notes are urged to consult their tax advisor regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Discount Notes.

The United States Internal Revenue Service (the IRS) has issued to the Bank rulings dated May 4, 1988 and May 5, 1989 (the Rulings) regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Bank. The Rulings provide that interest paid by the Bank on such securities, including amounts attributable to OID, constitutes income from sources outside the United States.

Under the Rulings, the Bank’s payments of interest, including amounts attributable to OID, ordinarily would not be subject to United States Federal income tax, if paid to a non-United States Person, including nonresident alien individual (or foreign estate or trust) or to a foreign corporation. However, absent any special statutory or treaty exception, such payments would be subject to United States Federal income tax if: (a) such payments are derived by such person in the active conduct of a banking, financing or similar business within the United States or are received by a corporation the principal business of which is trading in stock or securities for its own account, and in either case such payments are attributable to an office or other fixed place of business of such person within the United States; or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such payments are attributable to its United States business.

The Bank’s Articles provide that the Bank’s securities and interest, if any, thereon are not subject to any tax by a member (a) which tax discriminates against the securities solely because they are issued by the Bank or (b) if the sole jurisdictional basis for the tax is the place or currency in which the securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. The imposition of United States Federal income tax in the manner described above is consistent with the Bank’s Articles.

Under its Articles, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues. The Rulings accordingly determined that neither the Bank nor an agent appointed by it for the purpose of paying interest on securities issued by the Bank is required to withhold tax on interest paid by the Bank. Thus, payments of interest and accrued OID on Discount Notes will be made by the Fiscal Agent without deduction in respect of any such tax.

Furthermore, neither the Bank nor, under regulations effective January 1, 2001, the Fiscal Agent is subject to the reporting requirements that are imposed by United States tax law with respect to certain payments of interest and principal and accruals of OID on debt obligations. Neither the Bank nor the Fiscal Agent is required to implement backup withholding with respect to such payments and accruals. However, the Fiscal Agent may file information returns with the IRS with respect to such payments and accruals of OID within the United States to certain non-corporate United States Persons as if such returns were required of it.

In addition, brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments of interest and principal and accruals of OID on Discount Notes held for the account of certain non-corporate United States Persons. Foreign persons holding Discount Notes within the United States through such intermediaries may be required to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of payments and accruals on such Discount Notes.

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States Persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Persons considering the purchase of Discount Notes should consult their tax advisor regarding the application of this reporting requirement to their investment in the Discount Notes.

In the case of United States Federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Bank are deemed to be situated outside the United States for purposes of the United States Federal estate tax and are not includable in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who was not a citizen of the United States.

Availability of Information

The Bank publishes:

(a)	generally in September in each year, an information statement (Information Statement) which describes the Bank, its capital, operations, administration, Articles and legal status. The Information Statement includes the Bank’s audited annual financial statements;

(b)	annual audited financial statements;

(c)	an annual report; and

(d)	unaudited quarterly financial statements.

The Bank is subject to certain informational requirements of Regulation BW, promulgated by the Securities and Exchange Commission (the Commission) under Section 15(a) of the Bretton Woods Agreements Act as amended, and in accordance therewith files with the Commission its unaudited quarterly and audited annual financial statements and its most recent Information Statement and annual report (collectively, the Bank Information).

The Bank Information is filed with the Commission electronically through the EDGAR system and may be obtained at the Internet address: www.sec.gov/edgar.shtml. The Bank Information may be inspected and copies may be obtained (at prescribed rates) from the Commission at 100 F Street, N.E., Washington, DC 20549. Copies of the Bank Information also will be available without charge upon written or telephone request to the office of the Bank at 1818 H Street, NW, Washington, DC 20433; Tel: 1-202-477-2880.

Incorporation by Reference

The Information Statement dated September 18, 2013 and any Information Statement and any quarterly or annual financial statements filed by the Bank pursuant to Regulation BW subsequent to September 18, 2013 and prior to the termination of the offering of Discount Notes under this Offering Circular shall be deemed to be incorporated by reference into this Offering Circular and to be a part hereof.

Any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

Supplemental Information

The Executive Directors of the Bank approved two Management proposals on February 11, 2014.

The Executive Directors approved a package of measures designed to enhance the Bank’s financial capacity to meet borrowing country needs, comprised of the following four elements:

•	The Bank’s target minimum equity-to-loans ratio was revised from 23 percent to 20 percent, reflecting improvement in the Bank’s portfolio credit quality since the previous target was adopted in 2008; as of December 31, 2013, the Bank’s equity-to-loans ratio was 25.8 percent;

•	The Bank’s Single Borrower Limit (SBL) was increased to $20 billion for India and $19 billion for other SBL-eligible borrowing countries, with a surcharge of 50 basis points per annum on loan balances in excess of the previous SBL ($17.5 billion for India and $16.5 billion for other SBL-eligible borrowing countries) in order to help support the increase in the SBL;

•	Commitment fees of 25 basis points per annum on undisbursed balances on Bank loans will be restored, effective July 1, 2014; and

•	The maximum maturity for most Bank loans and guarantees will be extended from the current limits of 30 years final/18 years average to 35 years final/20 years average, with the application of a revised maturity premium schedule, effective July 1, 2014; the maturity premium charges will increase, with the starting point for these charges starting at 8 years average maturity rather than the prior level of 12 years average maturity.

The Executive Directors also approved a new Equity Management Framework (EMF), which shares the same objective as the equity duration extension strategy approved in 2007 - namely, to reduce the sensitivity of the Bank’s equity income to fluctuations in short-term interest rates. The EMF provides more flexibility to manage equity income. In particular, the EMF allows for the possibility of shortening the duration of the Bank’s equity, when warranted by market and macroeconomic conditions, whereas the equity duration extension strategy required that duration be maintained within a range of 4 to 5 years. The EMF also provides for a wider variety of tools and strategies for managing equity income than the equity duration extension strategy. The Executive Directors approved Management’s recommendation to maintain a short duration for equity in the short-term, with the authority to enter into other approved strategies or combinations thereof as market conditions warrant.